UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[   ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________                           Commission File Number _____________

ENDEAVOUR SILVER CORP.
(Exact name of registrant as specified in its charter)

Province of British Columbia, Canada	1040 (Silver mining)	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

#800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Phone: (604) 685-9775, Fax: (604) 685-9744
(Address and telephone number of registrant’s principal executive offices)

Copies to:
Dorsey & Whitney LLP	Kenneth G. Sam
Republic Plaza Building, Suite 4700	Dorsey & Whitney LLP
370 Seventeenth	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth
(Name, address (including zip code) and telephone number (including	(303) 629-3445
area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection
with such Rule. [   ]  Yes     [X]   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file
such reports) and (2) has been subject to such filing requirements for the past 90 days. [   ]  Yes     [X]   No

FORWARD LOOKING STATEMENTS

          The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Endeavour Silver Corp. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 1 to this Registration Statement.

          The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

          The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Exhibit 4 to this registration statement.

RESOURCE AND RESERVE ESTIMATES

          The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

          In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

          Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

          In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 1, 2, 3 and 5 through Exhibit 83, inclusive as set forth in the Exhibit Index attached hereto.

          In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 3 and 4, the Annual Audited Consolidated Financial Statements of the Registrant for the ten month period ended December 31, 2005 and for the years ended February 28, 2005 and February 29, 2004, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F, and Exhibit 5, the Company’s management’s discussion and analysis for the ten month period ended December 31, 2005 and for the years ended February 28, 2005 and February 29, 2004, as set forth in the Exhibit Index attached hereto.

          In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 84 through Exhibit 86, inclusive, as set forth in the Exhibit Index attached hereto.

          The Company has no off-balance sheet arrangements.

          The following table lists as of December 31, 2005 information with respect to the Company’s known contractual obligations.

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Sale and Purchase of Shares with Reservation of Ownership Agreement dated May 17, 2004 (1)	US$1,699,287	US$423,571	US$1,275,716	Nil	Nil
MSCG Assignment of Mining Concession Rights Agreement dated May 17, 2004 (2)	US$20,000	US$5,000	US$15,000	Nil	Nil
Contract of Assignment of Mining Exploitation Rights dated October 11, 2005 (3)	US$974,234	US$74,234	US$900,000	Nil	Nil
Contract for Transfer of Rights dated July 28, 2005	US$100,000	Nil	US$100,000	Nil	Nil

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contract for Mine Exploration and Option dated August 5, 2005	US$85,000	US$15,000	US$70,000	Nil	Nil

TOTAL	US$2,878,521	US$517,805	US$2,360,716	Nil	Nil

(1)

Pursuant to the Sale and Purchase of Shares with Reservation of Ownership Agreement dated May 17, 2004, the Company can acquire up to a 100% interest in Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”). As at December 31, 2005, the Company earned a 51% option interest in Minera Santa Cruz. However, in order to obtain legal rights to its 51% interest after January 28, 2006, the Company had to make a payment of US$423,571 on January 28, 2006 which the Company did make. The Company currently has a 51% interest in Minera Santa Cruz. To acquire the remaining 49% interest in Minera Santa Cruz, the Company must pay US$637,858 on January 28, 2007 and a further US$637,858 on January 28, 2008.

(2)

Pursuant to the MSCG Assignment of Mining Concession Rights Agreement dated May 17, 2004, the Company can acquire up to a 100% interest in two mining concessions. As at December 31, 2005, the Company earned a 51% option interest in these concessions. However, in order to obtain legal rights to its 51% interest after January 28, 2006, the Company had to make a payment of US$5,000 on January 28, 2006 which the Company did make. The Company currently has a 51% interest in these mining concessions. To acquire the remaining 49% interest in the mining concessions, the Company must pay US$5,000 on January 28, 2007 and a further US$5,000 on January 28, 2008.

(3)

Pursuant to the Contract of Assignment of Mining Exploitation Rights dated October 11, 2005 for the El Porvenir mine, the Company is to expend a minimum of US$100,000 per quarter and an additional US$500,000 during the first two years of the term of the agreement. As at December 31, 2005 and June 30, 2006, the Company has incurred expenditures of approximately US$325,000 and US$1.2 million, respectively, related to the exploration, exploitation, development and operation of the El Porvenir mine.

UNDERTAKINGS

          The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form II-4

40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

          Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

          Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDEAVOUR SILVER CORP.

/s/ Bradford Cooke
Bradford Cooke
Chairman and Chief Executive Officer
Date: November 10, 2006

EXHIBIT INDEX

          The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description	Sequential
Page No.
Annual Information

1	Annual Information Form dated April 24, 2006 for the ten month period ended December 31, 2005.

2	Annual Information Form dated January 25, 2005 for the six months ended August 31, 2004 and the year ended February 29, 2004.

3	Audited Annual Financial Statements for the ten month period ended December 31, 2005 and for the years ended February 28, 2005 and February 29, 2004

4	U.S. GAAP Reconciliation for Audited Annual Financial Statements for the ten month period ended December 31, 2005 and for the years ended February 28, 2005 and February 29, 2004

5	Management’s Discussion & Analysis for the ten month period ended December 31, 2005 and for the years ended February 28, 2005 and February 29, 2004

6	Annual Report of the Company for the ten month period ended December 31, 2005 and Annual Report of the Company for the year ended February 28, 2005.

Quarterly Information

7	Quarterly Report of the Registrant for the three and six month periods ended June 30, 2006 and May 31, 2005

8	Management’s Discussion & Analysis for the three and six month periods ended June 30, 2006 and May 31, 2005

9	Quarterly Report of the Registrant for the three months ended March 31, 2006

10	Management’s Discussion & Analysis for the three months ended March 31, 2006

11	Quarterly Report of the Registrant for the three and six month periods ended August 31, 2005 and 2004

12	Management’s Discussion & Analysis for the three and six month periods ended August 31, 2005 and 2004

13	Quarterly Report of the Registrant for the three months ended May 31, 2005

14	Management’s Discussion & Analysis for the three months ended May 31, 2005

Exhibit	Description	Sequential
Page No.

15	Quarterly Report of the Registrant for the three and nine month periods ended November 30, 2004 and 2003

16	Management’s Discussion & Analysis for the three and nine month periods ended November 30, 2004 and 2003

Shareholder Meeting Materials

17	Notice of Annual General Meeting, Information Circular, and Proxy relating to the 2006 annual and special general meeting, and ancillary related materials (including voting results)

18	Notice of Annual General Meeting, Information Circular, and Proxy relating to the 2005 annual and special general meeting, and ancillary related materials (including voting results)

Material Change Reports

19	April 26, 2006 – Endeavour closes CAD$23 million special warrant financing; additional CAD$8.5 million expected to be sold subject to shareholder approval

News Release

20	October 24, 2006 – Endeavour acquires Arroyo Seco Silver Project in Michoacan, Mexico

21	October 11, 2006 – Endeavour appoints new Vice-President, Mexico operations; provides update on installation of new ball mill at Guanacevi

22	September 6, 2006 – Endeavour drills exceptional holes at Porvenir Mine, Guanacevi Mines Project, Durango, Mexico

23	August 15, 2006 – Endeavour reports record operating results for Second Quarter, 2006

24	August 10, 2006 – Endeavour acquires two more properties in Parral Silver District, Chihuahua, Mexico

25	August 3, 2006 – Endeavour expands into second major silver district in Mexico

26	August 1, 2006 – Endeavour drilling continues to extend high grade silver mineralization at Guanacevi Mines Project, Durango, Mexico

27	July 26, 2006 – Endeavour closes $5 million over-subscription to previous special warrant financing

Exhibit	Description	Sequential
Page No.

28

July 25, 2006 – Endeavour acquires remaining 49% interest in Guanacevi plant, Durango, Mexico, through purchase of Metalurgica Guanacevi SA de CV; Penoles exercises warrant to purchase one million shares, now holds 5% of Endeavour

29	June 27, 2006 – Endeavour drilling returns best hole yet at Guanacevi mines project, Durango, Mexico

30	May 31, 2006 – Endeavour drilling continues to intersect multiple high grade veins in Deep Santa Cruz zone, Guanacevi mines project, Durango, Mexico

31	May 19, 2006 – Endeavour to list 2,555,000 warrants on May 23

32	May 18, 2006 – Endeavour reports record quarterly silver production, gross revenues, operating cash flow, mine operating earnings and loss for the period in first quarter 2006

33	May 10, 2006 – Endeavour appoints new director

34	April 25, 2006 – Endeavour closes CAD$23 million special warrant financing; additional CAD$8.5 million expected to be sold subject to shareholder approval

35	April 19, 2006 – Endeavour reports additional high grade drill intercepts from Guanacevi project, Durango, Mexico

36	March 28, 2006 – Silver reserves and resources rise sharply at Guanacevi mine project, Durango, Mexico

37	March 28, 2006 – Endeavour arranges CAD$22.5 million special warrant offering

38	March 2, 2006 – High grade silver mineralization discovered on Porvenir Dos property; drilling update on Guanacevi project, Durango, Mexico

39	February 1, 2006 – Guanacevi project produces 0.95 million oz silver in 2005; production expected to double to 2 million oz silver in 2006

40	January 16, 2006 – Drilling update on Guanacevi project, Durango, Mexico; Endeavour receives conditional approval for TSX listing

41	December 14, 2005 – New development headings outline additional high grade silver mineralization at North Porvenir mine, Mexico

42

November 29, 2005 – Production growth slows, mine development accelerates, temporary mine and mill teething problems resolved; high- grade silver mineralization outlined on Porvenir Dos and San Marcos properties, Guanacevi project, Durango, Mexico

Exhibit	Description	Sequential
Page No.

43	November 15, 2005 – Four drills now working at Guanacevi project, Durango, Mexico

44	November 7, 2005 – Underground sampling outlines high grade silver mineralization at North Porvenir mine, Guanacevi project, Durango, Mexico

45	October 25, 2005 – Warrant exercise increases cash position to CAD$19 million; Salman Partners engaged as financial advisor

46	October 13, 2005 – Endeavour acquires mining lease on El Porvenir property, Guanacevi district, Durango, Mexico

47	October 5, 2005 – Endeavour closes bought deal private placement for CAD$14.4 million

48

September 26, 2005 – Silver production from Guanacevi project rises 144% to 295,000 oz in fiscal Q2, 2005; additional 19% increase in monthly output to 116,667 oz silver production anticipated over the next two months

49	September 16, 2005 – Endeavour increases the bought deal private placement to CAD$14.4 million

50	September 16, 2005 – Endeavour arranges bought deal private placement for CAD$9.6 million

51	September 7, 2005 – Granting of stock options

52	September 6, 2005 – Guanacevi project production update and agreement overview

53	August 25, 2005 – Endeavour re-iterates Santa Cruz resource estimate for clarity of disclosure

54	August 16, 2005 – Endeavour acquires four more silver properties in Guanacevi district; shareholders re-elect directors, approve resolutions at AGM

55

August 9, 2005 – Endeavour acquires two more silver properties in Guanacevi district; closes acquisition of nine silver properties from Industrias Penoles; lists shares for trading on Frankfurt Stock Exchange

56

August 2, 2005 – Silver production from Guanacevi Project rises 45% to 121,000 oz in fiscal Q1, 2005; additional 126% increase to 275,000 oz silver anticipated in fiscal Q2, 2005; expansion program on track to triple production to 1.3 million oz silver in Endeavour’s first year

57	June 29, 2005 – Endeavour acquires nine silver properties from Industrias Penoles, forms strategic alliance for further acquisitions in Mexico

58	May 16, 2005 – Silver production projected to triple to 1.3 million oz in fiscal yesr 2005 from Santa Cruz mine and Guanacevi plant, Durango, Mexico

Exhibit	Description	Sequential
Page No.

59	May 10, 2005 – Independent report confirms initial 8.6 million ounce silver resource (9.8 million oz silver equivalents) at Santa Cruz mine, Durango, Mexico

60	April 1, 2005 – Endeavour Silver Corp. has been requested to retract a portion of the recently reported resource estimate

61	March 30, 2005 – Silver resources triple to more than 12 million ounces at Santa Cruz mine, Durango, Mexico

62	March 22, 2005 – Granting of stock options

63	March 16, 2005 – Change of year end

64	March 8, 2005 – Additional high grade silver vein drill intersects from North Porvenir zone, Santa Cruz property, Durango, Mexico

65	March 2, 2005 – Guanacevi process plant receives top marks from engineering audit; replacement value estimated to be US$19.4 million; potential to substantially expand plant output

66	February 24, 2005 – Endeavour strengthens senior management team

67	February 17, 2005 – Endeavour identifies eight prospective mineralized zones on Santa Cruz mine property, Durango, Mexico

68	February 7, 2005 – High grade silver mineralization intersected by drilling at North Porvenir discovery; silver production rate more than doubles at Santa Cruz mine, Durango, Mexico

69	February 1, 2005 – Endeavour acquires 51% of Santa Cruz silver mine and Guanacevi process plant, closes private placement financing, grants employee stock options

70	January 18, 2005 – Underground sampling extends high grade silver mineralization, trial mining now underway at North Porvenir zone, Santa Cruz mine, Durango, Mexico

Technical Reports

71	March 31, 2006 – Technical Report, Mineral Resource & Reserve Estimate, Guanacevi Project, Durango, Mexico (Prepared by A.E. Olson, Member AusIMM, for Range Consulting Group, LLC)

72

May 5, 2005, amended May 10, 2005 – A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanacevi Project in Durango State, Mexico (Prepared by Velasquez Spring, PEng, Senior Geologist, for Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers)

Exhibit	Description	Sequential
Page No.

Prospectuses

73	May 15, 2006 – Final short form prospectus – English

74	May 15, 2006 – Final short form prospectus – French

Material Agreements

75	July 1, 2006 – Stock Purchase Agreement entered into by all of the Mexican Shareholders of Metalurgica Guanacevi, SA de CV (both English and Spanish versions)

76	April 24, 2006 – Agency Agreement with Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation

77

June 28, 2005 – Contract for Transfer of Rights and Obligations and Sale and Purchase of Assets entered into by Minera Capela SA de CV and Minera Plata Adelante SA de CV as well as Endeavour Silver Corp. (both English and Spanish versions)

Constating Document

78	September 13, 2004 – Certificate of Change of Name (Province of British Columbia, Canada)

79	August 27, 2002 – Certificate of Change of Name (Province of British Columbia, Canada)

80	March 11, 1981 – Certificate of Incorporation (Province of British Columbia, Canada)

81	Articles of the Company under the BC Business Corporations Act

82	Articles of the Company under the BC Company Act

Shareholder Rights Plan

83	June 15, 2006 – Shareholder Rights Plan Agreement

Consents

84	Consent of KPMG LLP

85	Consent of A.E. Olson, Member AusIMM, of Range Consulting Group, LLC dated November 6, 2006

Exhibit	Description	Sequential
Page No.

86	Consent of Velasquez Spring, PEng, Senior Geologist, of Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers dated November 6, 2006